EXHIBIT 99.1

New Found Gold Corp. Announces Initial Mineral Resource Estimate

Highlights:

•	Indicated Mineral Resource: 18.0 million tonnes (Mt) grading 2.40 g/t Au[1], for 1.39 million ounces (Moz).
•	Inferred Mineral Resource: 10.7 Mt grading 1.77 g/t Au, for 0.61 Moz.
•	Quality of Asset: High grade veins starting at surface with minimal overburden cover provides for quick, easy access and potential for selective mining opportunities.
•	High-grade core: 73% of the ounces are contained in 24% of the tonnage in the indicated category within the Mineral Resource pit shells.
•	Camp Potential: The initial MRE sits within a less than 5% portion of the 110 km long strike extent of the two major structures controlling gold mineralization, where numerous additional gold targets have been identified.
•	Infill Potential: This initial MRE has clear potential for expansion between and within the initial MRE pit shells.
•	Expansion Potential: Recently announced high-grade gold intersections beyond the initial MRE footprint demonstrates that gold mineralization remains open for expansion beyond this initial MRE both along strike and at depth, with most of the drilling focussed within the first 200 m of surface.
•	Continued Advancement: Following the completion of additional metallurgical testwork, a preliminary economic assessment (“PEA”) is planned for release in late Q2/25.

Vancouver, BC, March 24, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce an initial Mineral Resource Estimate (“MRE”) for its 100% owned Queensway Gold Project (“Queensway” or the “Project”), located in Newfoundland and Labrador, Canada.

Keith Boyle, CEO of New Found Gold commented: “This initial mineral resource estimate marks a pivotal moment for the Company, as it represents the first evaluation of gold mineralization at Queensway. The completion of this key step allows us to advance the Project, first with the completion of a PEA in late Q2/25 and potentially on to pre-feasibility and feasibility. While the economic evaluation is advancing, exploration of our highly prospective landholdings will continue, with the ultimate objective of building a major new gold mine in central Newfoundland.”

Melissa Render, President of New Found Gold commented: “Today’s announcement validates our track record of systematic exploration leading to multiple discoveries at Queensway and supports that we are on the path to defining a significant gold deposit in a Tier 1 jurisdiction. The initial Mineral Resource estimate is located on a fraction of our highly prospective landholdings, and with ongoing exploration success we see excellent potential to grow the Project and unlock value both for shareholders and nearby communities.”

The MRE can be viewed in 3D on the Company’s website or using VRIFY at: https://vrify.com/decks/18488?auth=89abf465-7ef9-42cd-ac94-1f672dab0a21

____________________________________

1 g/t Au = grams of gold per tonne

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Initial MRE Overview:

The initial MRE (Table 1) was prepared by SLR Consulting (Canada) Ltd. (“SLR”) in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards and Canadian National Instrument 43-101 (“NI 43-101”). SLR is independent of New Found Gold.

The following is the current Mineral Resource Estimate as at March 15, 2025 (the “Effective Date”).

Table 1: MRE Summary (as at the Effective Date)

Zone	Category	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Open Pit	Indicated	17.3	2.25	1.25
	Inferred	9.0	1.24	0.36
Underground	Indicated	0.8	5.76	0.14
	Inferred	1.7	4.44	0.25
Total	Indicated	18.0	2.40	1.39
	Inferred	10.7	1.77	0.61

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using a long-term gold price of US$2,200 per ounce, and a US$/C$ exchange rate of US$1.00 = C$1.43.
3.	Open pit Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au and constrained by a preliminary optimized pit shell with a pit slope angle of 45°, and bench height of 5 m.
4.	RPEEE (as defined below) for underground Mineral Resources was demonstrated by constraining within reporting panels generated at a cut-off grade of 1.65 g/t Au, with heights (H) of 10 m, lengths (L) of 5 m and minimum widths of 1.8 m.
5.	The optimized pit shell, underground reporting shapes, and cut-off grades were generated by assuming metallurgical recovery of 90%, standard treatment and refining charges, mining costs of C$5.0/t moved for open pit and C$120/t processed for underground, processing costs of C$20/t processed, and general and administrative costs of C$7.5/t processed.
6.	Pierre Landry, P.Geo. of SLR, an independent Qualified Person who prepared the initial MRE is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate
7.	Bulk density within the vein and halo mineralization domains is 2.7 t/m³.
8.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
9.	Numbers may not add due to rounding.

Grade-Tonnage by Cut-off Grade:

Table 2a and 2b show the variation in tonnes and grades at various gold cut-off grades (“COG”) within the resource pit shell. At a gold cut-off grade of 2 g/t and within the resource pit shell, the Indicated Mineral Resource blocks total 3,854 thousand tonnes (kt) at a grade of 7.16 g/t Au for 887 thousand ounces (koz) and the Inferred Mineral Resource blocks total 993 kt at a grade of 4.16 g/t Au for 133 koz. This represents 73% of the contained ounces in only 24% of the tonnage for the indicated category only.

The opportunity for high-grade starter pits will be investigated as part of the PEA.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Table 2a: Open Pit Indicated Grade-Tonnage Table (as at the Effective Date)

Indicated
COG (g/t)	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)
0.3	16,189	2.34	1,219
0.4	14,197	2.62	1,197
0.5	12,584	2.90	1,174
1.0	7,699	4.29	1,061
1.5	5,248	5.72	964
2.0	3,854	7.16	887

Table 2b: Open Pit Inferred Grade-Tonnage Table (as at the Effective Date)

Inferred
COG (g/t)	Tonnage (kt)	Au Grade (g/t)	Au Metal (koz)
0.3	8,280	1.21	323
0.4	7,103	1.36	310
0.5	6,130	1.50	296
1.0	3,068	2.29	226
1.5	1,709	3.14	173
2.0	993	4.16	133

•	The resource database was closed on November 1, 2024 and contains 3,214 holes drilled by New Found Gold and previous operators, for a total of 723,387 m of which 550,949 m have assay intervals.
•	The MRE incorporates multiple high-grade zones, including the Keats and Iceberg zones which has consistently returned significant gold intercepts in drilling.
•	Open pit Indicated Mineral Resources are estimated to total 17.3 million dry metric tonnes (Mt) grading 2.25 g/t Au for 1.25 million ounces (Moz) of gold, and Inferred Mineral Resources are estimated to total 9 Mt grading 1.24 g/t for 0.36 Moz of gold (Table 1). The open pit MRE was reported within a preliminary optimized pit shell generated at a cut-off grade of 0.3 g/t Au.
•	Underground Indicated Mineral Resources are estimated to total 0.8 Mt grading 5.76 g/t Au for 0.14 Moz of gold, and Inferred Mineral Resources are estimated to total 1.7 Mt grading 4.44 g/t for 0.25 Moz of gold. Underground Mineral Resources are constrained within reporting panels generated at a cut-off grade of 1.65 g/t and a minimum mining width of 1.8 m.
•	The MRE is divided into Appleton Fault Zone Core (“AFZ Core”), Appleton Fault Zone Peripheral (“AFZ Peripheral”) and JBP (Table 3), with 96% (by metal) of the Indicated Resource and 87% (by metal) of the Inferred Resource located within AFZ Core, for the total combined open pit and underground Mineral Resources.
•	A conceptual operating scenario (for purposes of estimating cut-off grade inputs) includes:
•	Conventional truck and shovel open pit mining.
•	Underground mining using narrow-vein longhole mining methods.
•	Processing via crushing and grinding, gravity, sulphide flotation (when required), carbon in leach (“CIL”), elution and regeneration, and electrowinning gold recovery.
•	Products will include primarily doré with a possible sulphide flotation concentrate.
New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Exploration and Growth Potential:

•	The Mineral Resource is reported constrained within a pit shell and underground reporting panels and shows strong continuity of mineralization.
•	Recent drilling continues to intersect high-grade gold beyond the current Mineral Resource footprint, demonstrating significant expansion potential.
•	The Company is preparing for an aggressive exploration campaign aimed at expanding the resource and further defining high-grade targets.

Upcoming Milestones:

•	Technical Report: The Technical Report (as defined below) in support of this MRE will be filed on the Company's website and SEDAR+ within 45 days of this news release.
•	Drilling: The Company is currently finalizing plans for its 2025 drill program, which will include step-out and infill drilling, target delineation and exploratory drilling.
•	Metallurgical Testwork: Additional testwork is underway to support a PEA.
•	PEA: A PEA, which is also being prepared by SLR, is planned for release in late Q2/25.
•	Permitting and Environmental Baseline Studies: Work is ongoing to support economic studies and future development.

MRE Tabulations:

The MRE is divided into AFZ Core (consisting of K2, Keats West, Keats, Iceberg and Lotto), AFZ Peripheral (consisting of Big Vein, Pristine, HM and Midway) and JBP (consisting of H Pond, 1744 and Pocket Pond), with 96% (by metal) of the indicated Mineral Resource and 87% (by metal) of the Inferred Mineral Resource located within AFZ Core as outlined in Table 3 and Figure 1.

Table 3: MRE Tabulation by zone and area (as at the Effective Date)

Zone	Area	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
	Open Pit
K2, Monte Carlo	AFZ Core	Indicated	3,588	1.51	175
		Inferred	3,755	1.22	147
Keats West, Cokes, Powerline	AFZ Core	Indicated	4,392	1.85	261
		Inferred	2,410	1.33	103
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	7,004	2.94	662
		Inferred	1,037	0.84	28
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	1,205	3.16	122
		Inferred	1,078	1.31	45
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	995	0.82	26
		Inferred	474	1.56	24
H Pond, 1744, Pocket Pond	JBP	Indicated	83	1.54	4
		Inferred	206	1.66	11
Total		Indicated	17,267	2.25	1,249
		Inferred	8,960	1.24	358
	Underground

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

K2, Monte Carlo	AFZ Core	Indicated	32	3.02	3
		Inferred	335	2.78	30
Keats West, Cokes, Powerline	AFZ Core	Indicated	-	-	-
		Inferred	28	2.76	3
Keats, Keats South, Iceberg, Iceberg East, Iceberg Alley, Knob, Golden Bullet	AFZ Core	Indicated	306	5.13	50
		Inferred	660	4.53	96
Lotto, Golden Joint, Jackpot, Honeypot	AFZ Core	Indicated	303	6.97	68
		Inferred	394	6.34	80
Big Vein, Pristine, HM, Midway	AFZ Peripheral	Indicated	100	5.42	17
		Inferred	119	5.72	22
H Pond, 1744, Pocket Pond	JBP	Indicated	30	4.09	4
		Inferred	214	2.79	19
Total		Indicated	771	5.76	142
		Inferred	1,749	4.44	250
	Open Pit + Underground
Total		Indicated	18,038	2.40	1,392
		Inferred	10,709	1.77	608

Queensway Geology and Structure:

Queensway resides in the eastern Exploits Subzone of the Newfoundland Appalachians and is centered on a 110-km segment of the district-scale auriferous Appleton and JBP fault zones. The Appleton Fault is a major intraplate fault zone that separates rock packages of contrasting structural style and provides a first order control on gold mineralization. Second order subsidiary faults splay from the Appleton Fault with consistent geometry, orientation and kinematics that repeat throughout the deposit area. They host laminated shear and associated extensional vein arrays as well as hydraulic breccias with large well-developed vugs. Veins consist of quartz, ankerite, chalcopyrite, boulangerite/bournonite, arsenopyrite and pyrite and are associated with NH4 muscovite alteration. The Keats-Baseline Fault is a highly prospective northeast striking secondary fault with an interpreted strike length of 1.9 km. In 2019, while exploring the Keats-Baseline Fault a broad array of visible gold bearing veins was intercepted in what is now the Keats Zone. Since 2019, New Found Gold has discovered key high-grade zones such as Iceberg, Keats West, Golden Joint, Lotto, Jackpot, K2, Monte Carlo, (all within AFZ Core), as well as Golden Dome, Pistachio and Dropkick, where the majority of results were received by the Company after the initial resource database was closed.

MRE Methodology and Parameters:

Reasonable prospects for economic evaluation (“RPEEE”) were demonstrated for the reported MRE by constraining the open pit MRE with a preliminary optimized pit shell, while the underground MRE were constrained within reporting panels.

Open pit MRE were reported above a 0.3 g/t Au reporting cut-off grade. Underground MRE are constrained by reporting panels generated at a cut-off grade of 1.65 g/t Au and a minimum mining width of 1.8 m.

For the purposes of open pit optimization, the block model was re-blocked to 5 m by 5 m by 5 m, while open pit Mineral Resources are reported from a block model regularized to the 2.5 m by 2.5 m by 5 m parent cell size. Underground reporting panels were generated from the original estimation sub-block model, with a minimum sub-block size of 0.625 m by 0.625 m by 1.25 m, which was also used to report the underground Mineral Resources.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

MRE classification was based primarily on drill hole spacings of up to approximately 30 m for Indicated Mineral Resources and up to approximately 60 m for Inferred Mineral Resources, which were applied to create continuous classification categories.

High Grade Restriction

Within AFZ Core high grade restrictions were applied, with the restriction process involving two key components, grade restriction threshold and restricted search dimensions. During estimation, composite values exceeding the grade threshold were permitted to have full influence within the restricted ellipsoid, while beyond this range, these values were capped to the threshold to limit their impact. This approach ensured that high-grade samples maintained local influence while preventing the over-projection of higher grades into lower-grade areas.

SLR determined the impact of capping and high-grade restriction to be acceptable and necessary steps to prevent the smearing of high-grade samples throughout the estimate.

Metallurgy

New Found Gold has completed two phases of metallurgical test work on the various mineralized zones. The initial test work evaluated three mineralized zones within the AFZ Core (Keats, Golden Joint, and Lotto). The next phase of work studied mineralization from the Iceberg and Iceberg East zones. See New Found Gold news releases dated April 3, 2024 and November 1, 2024 for additional information.

In 2024, the Company began a third phase of testing using mineralized material also from the AFZ Core (Keats West), which was known to contain free gold and submicroscopic gold associated with pyrite and arsenopyrite. This material was also known to contain varying amounts of organic carbon. Reports are still pending and preliminary results have been provided to the Company for the purposes of the initial MRE.

While test work to date has focussed on a gravity - CIL flowsheet, future test work will continue to investigate flotation for the recovery of refractory gold associated with pyrite and arsenopyrite into a sulphide concentrate that could potentially be processed on site or sold to a third party.

Based on results received to date, a metallurgical recovery of 90% was applied across all deposits and grade ranges based on preliminary gravity, flotation, and CIL test work on samples from Keats, Golden Joint, Lotto, Iceberg, and Iceberg East, that demonstrated acceptable recoveries from samples using gravity-CIL test work, and improved recoveries of gold associated with sulphides by flotation where CIL of the gravity tails was inadequate (particularly from Keats West).

Data Verification

The data used in this Mineral Resource Estimate is supported by Quality Assurance and Quality Control (“QA/QC”) procedures, such as the insertion of certified standards and blanks into the sample stream and the utilization of certified independent analytical laboratories for all assays. The QA/QC data and methodology on the project were reviewed and will be summarized in the NI 43-101 technical report.

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Pierre Landry, P.Geo. of SLR, an independent Qualified Person in accordance with the requirements of NI 43-101, has reviewed the adequacy of sample preparation, security, and analytical procedures conducted by New Found Gold from the start of the Queensway exploration programs in 2019 through to the Effective Date. This review found no material issues or inconsistencies that could adversely affect the quality or reliability of the data. The QP is of the opinion that:

•	NFG’s sample preparation procedures are appropriate for the deposit type and mineralization style.
•	Analytical methods used, including fire assay, photon assay, and screen fire assay, are suitable for determining gold grades in the Project.
•	The QA/QC program, which includes CRMs, blanks, and duplicates, is well-structured, meets industry standards, and provides confidence in the assay data.
•	Sample security measures and chain of custody protocols are sufficient to ensure the integrity of the data.

Overall, Pierre Landry, P.Geo. of SLR, an independent Qualified Person in accordance with the requirements of NI 43-101, is of the opinion that NFG’s sampling, analytical methods, and QA/QC program meet industry standards and are suitable for use in the Mineral Resource estimate.

Data verification for the drill hole database included comparing gold assay values used to support the Mineral Resource estimate against the original analytical certificates from ALS and MSALABS, the primary laboratories used by NFG between 2019 and 2024. The review covered a variety of assay methods including: fire assay with AAS or gravimetric finish, photon assay, and screen fire assay.

SLR found no material discrepancies identified that would impact the validity of the Mineral Resource estimate. SLR’s QP is of the opinion that the verification process confirms the reliability of the assay database, ensuring its suitability for use for Mineral Resource estimation.

In accordance with NI 43-101, Pierre Landry, P.Geo., of SLR, conducted a site visit to the Project and related facilities on October 24 and 25, 2024. During this visit, he inspected the Keats and Iceberg trenches, the core shack, and reviewed the logging environment and procedures for data collection and sampling. He also examined core samples from the AFZ Core, AFZ Peripheral, and JBP deposits. In addition, he interviewed NFG’s personnel and gathered information necessary for completing the Mineral Resource estimate and accompanying Technical Report.

Mr. Landry also inspected drill collars and drill hole cores relevant to the Mineral Resource estimation, verifying collar locations using a handheld GPS and visually comparing mineralization with interpreted drilling sections. NFG provided full access to all facilities and personnel during the visit. Mr. Landry was accompanied by Melissa Render, President of NFG.

Technical Report

A technical report will be prepared (the “Technical Report”) by Qualified Persons in accordance with the requirements of NI 43-101 and will be filed on SEDAR+ within 45 days of this press release.

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which will be detailed in the Technical Report. To fully understand the summary information set out in this press release, the Technical Report, which will be filed on SEDAR+ at www.sedarplus.ca, should be read in its entirety.

Qualified Person

The initial MRE for Queensway was prepared by Pierre Landry, P.Geo. of SLR, an independent Qualified Person in accordance with the requirements of NI 43-101, who has reviewed and approved the contents of this news release.

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P.Geo., President, and a Qualified Person as defined under NI 43-101. Ms. Render consents to the publication of this press release dated March 24, 2025, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Figure 1. MRE Area - AFZ Core, AFZ Peripheral and JBP areas.

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Figure 2. AFZ Core area plan view with proposed pits, MRE block model and long section orientation lines.

Figure 3. Section A-A’: AFZ Core area east of the Appleton Fault Zone composite long section with proposed pits and resource block model (looking northwest, +/-250m).

Figure 4. Section B-B’: AFZ Core area west of the Appleton Fault Zone composite long section with proposed pits and resource block model (looking northwest, +/-250m).

New Found Gold holds a 100% interest in Queensway in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

With over 600,000 metres of drilling completed since 2020, the Company has outlined multiple near-surface, high-grade gold discoveries over a 22 km strike extent. Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare Project that covers a 110 km strike extent along two prospective fault zones.

The Company has completed an initial mineral resource estimate and commissioned a preliminary economic assessment, which is scheduled for completion in late Q2/25.

New Found Gold has a new management team in place, a solid shareholder base, which includes an 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the MRE; exploration, drilling and mineralization on the Queensway Project ; plans for future exploration and drilling including expansion beyond this MRE, additional metallurgical testwork, exploration of our prospective landholdings and exploration campaign; the preparation, completion and timing of a PEA; the potential preparation, completion and timing of a pre-feasibility study and feasibility study; growth of the Queensway Project and value creation for shareholders and the communities; expansion potential of the Queensway Project; the 2025 drill program; filing the Technical Report and timing thereof; the jurisdiction of the Queensway Project ; and the merits of the Queensway Project. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC